                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________

                                AMENDMENT NO. 3

                                       to

                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
                      PURSUANT TO SECTION 14(d)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                      and

                                AMENDMENT NO. 2

                                      to

                                 SCHEDULE 13D
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934
                               _________________

                            STIMSONITE CORPORATION
                           (Name Of Subject Company)

                        VISION ACQUISITION CORPORATION

                          AVERY DENNISON CORPORATION
                                   (Bidders)
                               _________________

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title Of Class Of Securities)

                                   860832104
                     (Cusip Number Of Class Of Securities)
                               _________________

                          ROBERT G. VAN SCHOONENBERG
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          AVERY DENNISON CORPORATION
                         150 N. ORANGE GROVE BOULEVARD
                          PASADENA, CALIFORNIA 91103
                                (626) 304-2000

          (Name, Address And Telephone Number Of Person Authorized To Receive Notice And Communications On Behalf Of Person(s) Filing Statement)
                               _________________

                                  COPIES TO:
                           MICHAEL W. STURROCK, ESQ.
                               LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                         LOS ANGELES, CALIFORNIA 90071
                                (213) 485-1234

CUSIP No. 860832104

--------------------------------------------------------------------------------
(1) Name of reporting persons:

         AVERY DENNISON CORPORATION

I.R.S. Identification No. of above person (entities only):    951492269
                                                              ---------

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions):
                                                                          (a)[_]
                                                                          (b)[_]

--------------------------------------------------------------------------------
(3) SEC use only


--------------------------------------------------------------------------------
(4) Source of funds (see instructions):

         [OO]

--------------------------------------------------------------------------------
(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             [_]

--------------------------------------------------------------------------------
(6) Citizenship or place of organization:

         State of Delaware

--------------------------------------------------------------------------------
(7) Aggregate amount beneficially owned by each reporting person:

         8,307,660

--------------------------------------------------------------------------------
(8) Check box if the aggregate amount in Row (7) excludes certain shares (see instructions):

                                                                             [_]

--------------------------------------------------------------------------------
(9) Percent of class represented by amount in Row (7):

         98.4

--------------------------------------------------------------------------------
(10) Type of reporting person (see instructions):

         CO

--------------------------------------------------------------------------------

CUSIP No. 860832104


--------------------------------------------------------------------------------
(1) Name of reporting persons:

         VISION ACQUISITION CORPORATION

I.R.S. Identification No. of above person (entities only): ---------------------


--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions):
                                                                          (a)[_]
                                                                          (b)[_]

--------------------------------------------------------------------------------
(3) SEC use only


--------------------------------------------------------------------------------
(4) Source of funds (see instructions):

         AF

--------------------------------------------------------------------------------
(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             [_]

--------------------------------------------------------------------------------
(6) Citizenship or place of organization:

         State of Delaware

--------------------------------------------------------------------------------
(7) Aggregate amount beneficially owned by each reporting person:

         8,307,660

--------------------------------------------------------------------------------
(8) Check box if the aggregate amount in Row (7) excludes certain shares (see instructions):

                                                                             [_]

--------------------------------------------------------------------------------
(9) Percent of class represented to amount in Row (7):

         98.4%

--------------------------------------------------------------------------------
(10) Type of reporting person (see instructions):

         CO

--------------------------------------------------------------------------------

          This Amendment No. 3 to the Schedule 14D-1 and Amendment No. 2 to the
Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on June 10, 1999 (as amended by Amendment No. 1 to the Schedule 14D-1 filed with the Commission on June 22, 1999 and Amendment No. 2 to the Schedule 14D-1 filed with the Commission on June 25, 1999, the "Schedule 14D-1") and Schedule 13D filed with the Commission on June 10, 1999 (as amended by Amendment No. 1 to the
Schedule 13D filed with the Commission on June 25, 1999, the "Schedule 13D") relating to the cash tender offer by Vision Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Avery Dennison Corporation, a Delaware corporation ("Parent") to purchase all of the outstanding shares of common stock, par value $.01 per share, of Stimsonite Corporation, a Delaware corporation (the "Company") at a purchase price of $14.75 per Share, net to the seller in cash (subject to applicable withholding of taxes), without any interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings given to them in the Offer to Purchase.

ITEM 5.   Purpose of the Tender Offer and Plans or Proposals of the Bidder.

          Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

          The information provided in this Amendment No. 3 under Item 6 is incorporated herein by reference.

ITEM 6.   Interest in Securities of the Subject Company.

          Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

          At 12:00 Midnight, New York City time, on Thursday, July 8, 1999, the Offer expired. Based on the information provided by LaSalle Bank, N.A., the depositary (the "Depositary"), 8,307,660 Shares (which includes 807,134 Shares subject to guaranty of delivery) were validly tendered and not withdrawn pursuant to the Offer, representing approximately 98.4% of the issued and outstanding Shares. Purchaser has accepted for payment, and has notified the Depositary to promptly pay for the tendered and accepted Shares at the purchase price of $14.75 per Share in cash.

          Pursuant to the Merger Agreement, Purchaser intends to merge itself with and into the Company in accordance with the Delaware General Corporation Law as promptly as practicable. Purchaser owns a sufficient number of Shares to enable Purchaser to effect the Merger without a vote or meeting of the Company's stockholders. As a result of the Merger, the Company will become a wholly-owned subsidiary of Parent and each outstanding Share (other than Shares, if any, owned by stockholders who choose to dissent and demand appraisal of their Shares in accordance with the Delaware General Corporation Law) shall be canceled, extinguished and converted into the right to receive $14.75 per Share in cash, without interest, less any applicable withholding of taxes.

          The consummation of the Offer was publicly announced in a press release issued by Parent on July 9, 1999, a copy of which is filed as Exhibit
(a)(10) hereto and incorporated by reference herein.

ITEM 11.  Material to be Filed as Exhibits.

          Item 11 is hereby amended and supplemented as follows:

Exhibit (a)(10).  Press Release issued by Parent on July 9, 1999.

                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 to the Schedule 14D-1 and Amendment No. 2 to the Schedule 13D is true, complete and correct.


Dated: July 9, 1999


                              VISION ACQUISITION CORPORATION

                              By: /s/    Robert G. van Schoonenberg
                                  -----------------------------------
                                  Name:  Robert G. van Schoonenberg
                                  Title: President

                              AVERY DENNISON CORPORATION

                              By: /s/    Robert G. van Schoonenberg
                                  -----------------------------------
                                  Name:  Robert G. van Schoonenberg
                                  Title: Senior Vice President, General
                                         Counsel and Secretary

                                      S-1